UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42903

Republic Power Group Limited

(Translation of registrant’s name into English)

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore, 569874

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 2, 2026, Republic Power Group Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”), with certain investors for an offering (the “Offering”) of 40,000,000 Class A ordinary shares (the “Shares”) of the Company, par value $0.0125 each (the “Class A Ordinary Shares”), at an offering price of $0.25 per share.

On March 17, 2026, the Company entered into an escrow account agreement (“Escrow Agreement”), with Justin Chow & de Bedin Solicitors, acting solely in its capacity as escrow agent (the “Escrow Agent”). All subscription funds were wired directly by investors into the Escrow Account, which was released upon receipt of written instruction signed by an authorized officer of the Company and confirmation by the Escrow Agent that the applicable closing conditions described in the SPA have been satisfied or waived.

The Offering is expected to close on or about April 8, 2026, upon satisfaction of all closing conditions as set forth in the SPA. The Shares are sold pursuant to a registration statement on Form F-1, as amended (File No. 333-294423, the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2026, which was declared effective by the Commission on March 31, 2026. A final prospectus dated April 2, 2026 relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Company received net proceeds of approximately US$9,817,500 from the Offering. The Company currently intends to use the net proceeds from the Offering for research and development, investment in marketing and branding and other capital expenditures, recruitment of talented professionals and general corporate purposes and possible future acquisitions and growth opportunities, as disclosed in the Registration Statement.

Copies of the form of the SPA and the Escrow Agreement, are attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference. The foregoing summary of the terms of the SPA and the Escrow Agreement are subject to and qualified in their entirety by such documents.

Exhibits

Exhibit No.	Description
10.1	The Form of SPA
10.2	The Escrow Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Power Group Limited

By:	/s/ Ziyang Long
Ziyang Long
Chief Executive Officer

Date: April 8, 2026

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